Exhibit 99.1

28 January 2014

Sesa Sterlite Limited

Results for the Third Quarter and Nine Months Ended 31 December 2013

Mumbai, India: Sesa Sterlite Limited (“Sesa Sterlite” or “the Company”) today announced its unaudited consolidated results for the third quarter (Q3) and Nine Months ended 31 December 2013.

Highlights of the Quarter

Operational

•	Increased production of integrated refined zinc, lead and silver at Zinc India

•	Record oil & gas production of 224 kboepd

•	Resumed iron ore mining operations at Karnataka

Financial

•	Adjusted proforma PAT of Rs.1,780 crore in Q3 vs. Rs.1,402 crore in Q2

Mr. Anil Agarwal, Chairman: “The Sesa Sterlite merger was completed a few months ago, and the merged company has delivered a strong set of results, benefiting from its scale and diversification. We have record production of oil & gas and copper. We continue to focus on driving value-accretive growth across our portfolio of long-life assets and this, combined with efficient cost management has positioned us well to deliver superior returns for our shareholders”

Results for the Third Quarter Ended 31 December 2013

Consolidated Financial Performance

Q3 and nine months numbers are not comparable with the corresponding prior periods of FY 2013 since the merger got effective in August 2013.

Merger related profit and loss and tax impact for current year from April 2013 has been taken into account in Q2. Q2 actual numbers included pre-merger Sesa Goa Ltd and its subsidiaries; both Q1 and Q2 numbers of pre-merger Sterlite Industries and its subsidiaries, VAL & MALCO power; and Cairn India from 26 August 2013. Nine months actual financial numbers include results of all consolidating entities of Sesa Sterlite Limited for the nine months FY2014, except Cairn India, which is consolidated from 26 August 2013. Hence, company has drawn a unreviewed adjusted proforma account for the Q2 and nine months to indicate the performance during the period, had the restructuring been effected from 1 April 2013, to illustrate the effects of the restructuring on the profit from continuing operations. The adjusted proforma Q2, Q3 and nine months number excludes impact of tax write back and accelerated amortisation for Lisheen mine.

In line with the Q2 adjusted proforma numbers, Q3 adjusted proforma have been provided to reflect the goodwill amortisation on the basis of production at Lisheen mine as compared to the accelerated amortisation carried out in Q2 actuals.

The adjusted proforma numbers for FY 2013 have been prepared on the same lines, as if the restructuring and full consolidation had taken place as of 1 April 2012.

The adjusted proforma financial information has been prepared for illustrative purposes only and, because of its nature, addresses an assumed situation and therefore does not reflect the Group’s reported financial results.

Results for the Third Quarter Ended 31 December 2013

FY2013 (Adjusted Proforma)	Particulars (In Rs. Crore, except as stated)	Q3		Q2	Nine months period
		FY2014 (Adjusted Proforma)	FY2014 (Actual)	FY2014 (Adjusted Proforma)	FY2014 (Adjusted Proforma)	FY2014 (Actual)
71,780	Net Sales/Income from operations	19,414	19,414	18,026	51,807	44,949
25,232	EBITDA	6,565	6,565	6,955	18,999	13,743
48%	EBITDA margin excl. custom smelting [1] (%)	48%	48%	49%	48%	42%
4,664	Finance cost	1,530	1,530	1,473	4,574	3,558
2,953	Other Income	390	390	459	1,446	1,310
(154)	Forex loss/ (gain)	(82)	(82)	(235)	(535)	705
23,355	Profit before Depreciation and Taxes	5,432	5,432	6,030	16,038	10,642
4,948	Depreciation	1,415	1,415	1,398	4,115	3,234
2,620	Amortisation of goodwill	678	589	654	1,916	1,655
15,788	Profit before Exceptional items	3,339	3,428	3,979	10,007	5,753
139	Exceptional Items	—	—	62	62	62
1,024	Taxes	(139)	(139)	501	673	(1,175)
14,625	Profit After Taxes	3,478	3,567	3,416	9,272	6,866
7,373	Minority Interest	1,698	1,698	2,014	5,490	3,271
—	Share in Profit/(Loss) of Associate	—	—	—	—	1,082
7,252	Attributable PAT after exceptional item	1,780	1,868	1,402	3,782	4,677
24.46	Basic Earnings per Share (Rs./share)	6.00	6.30	4.73	12.76	15.99
7,649	Underlying attributable PAT	1,650	1,739	1,405	3,728	5,235
25.80	Underlying Earnings per Share [2] (Rs./share)	5.57	5.87	4.74	12.57	17.89
54.45	Exchange rate (Rs./$) – Average	62.03	62.03	62.13	60.08	60.08
54.39	Exchange rate (Rs./$) – Closing	61.90	61.90	62.78	61.90	61.90

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Based on profit for the period after adding back exceptional items and other gains and losses, and their resultant tax and minority interest effects

Revenue for the quarter was Rs.19,414 crore as compared with revenue Rs.18,026 crore in Q2. Revenue increased primarily on account of higher volume of oil & gas and copper. Copper India had a record production of copper cathodes during the quarter.

EBITDA for the quarter was Rs.6,565 crore as compared with adjusted proforma of Rs.6,955 crore in Q2. The EBITDA was lower primarily in Zinc International due to lower production and sales volumes. At Cairn India contribution from higher revenues was offset by increased exploration costs and one time charge on account of adoption of fair value methodology for stock option valuation.

The company continues to maintain strong EBITDA margins (excluding custom smelting) at 48% for the quarter.

Finance cost in nine months is higher as compared with corresponding prior period due to cessation of interest capitalization pertaining to the Jharsuguda-II smelter, and higher interest on Rupee equivalent on foreign currency borrowings due to the INR depreciation.

There was tax credit in Q3 on account of reversal of higher tax provision made in the previous quarter and consequently higher attributable profit.

Results for the Third Quarter Ended 31 December 2013

Zinc - India Business

	Q3			Q2	Nine months period
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Mined metal content	220	233	(5%)	222	680	610	11%
Refined Zinc – Total	196	171	15%	196	567	495	14%
Refined Zinc – Integrated	196	168	17%	195	564	479	18%
Refined Zinc – Custom	—	3	—	1	3	14	—
Refined Lead - Total [1]	27	32	(15%)	32	92	90	2%
Refined Lead – Integrated	27	22	20%	31	87	75	15%
Refined Lead – Custom	—	10	—	1	5	15	—
Saleable Silver - Total (in tonnes) [2]	73	108	(33%)	90	259	266	(3%)
Saleable Silver - Integrated (in tonnes)	72	54	35%	83	233	197	18%
Saleable Silver - Custom (in tonnes)	1	55	—	7	26	68	—

Financials (In Rs. crore, except as stated)
Revenue	3,388	3,117	9%	3,460	9,722	8,504	14%
EBITDA	1,810	1,484	22%	1,844	5,093	4,241	20%
Zinc CoP without Royalty (Rs./MT)	52,000	44,900	16%	50,500	49,700	45,700	9%
Zinc CoP without Royalty ($/MT)	840	829	1%	816	828	838	(1%)
Zinc CoP with Royalty ($/MT)	1,000	993	1%	975	986	999	(1%)
Zinc LME Price ($/MT)	1,907	1,947	(2%)	1,859	1,869	1,920	(3%)
Lead LME Price ($/MT)	2,111	2,199	(4%)	2,102	2,088	2,051	2%
Silver LBMA Price ($/oz)	21	33	(36%)	21	22	31	(29%)

1.	Includes captive consumption of 1,927 tonnes in Q3 FY 2014 vs. 1,647 tonnes in Q3 FY 2013, and 5,271 tonnes in nine months period FY 2014 vs. 4,723 tonnes in nine months period FY 2013
2.	Excludes captive consumption of 10 tonnes in Q3 FY 2014 vs. 8 tonnes in Q3 FY 2013, and 28 tonnes in nine months period FY 2014 vs. 25 tonnes in nine months period FY 2013.

Mined metal production was 5% lower as compared with the corresponding prior quarter. For the nine month period, mined metal production was 11% higher, which is the highest ever mined metal production for the nine month period and was driven by higher production at Rampura Agucha and Zawar mines.

Integrated refined zinc production was 17% higher in Q3 due to improved operational efficiencies at the smelters. Production of integrated refined lead was 20% higher due to improved utilization of smelter capacity.

EBITDA for Q3 was up by 22% due to higher integrated sales volumes and Rupee depreciation, partially offset by lower silver prices and higher cost of production (COP). EBITDA from the silver business was Rs.294 crore during the quarter. The zinc metal cost of production excluding royalty during the quarter was Rs.52,000 ($840), 16% higher in Rupee terms from a year ago. The increase in Rupee costs was primarily due to lower by-product sulphuric acid prices, higher diesel and coal costs due to Rupee depreciation, higher mine development expense, partly offset by higher volumes and operational efficiencies.

Results for the Third Quarter Ended 31 December 2013

Mined metal production is expected at around 900kt in FY 2014 reflecting slower than expected ramp up of underground mining project and some change in mining sequence wherein preference has been given to primary mine development during this period. Integrated saleable silver production is expected to be in the range of 290 - 300 tonnes in FY 2014.

Mine development is progressing well at all our underground projects. Kayad mine has become operational during the quarter. Our project capex will be in line with our guidance of $250 million per year.

Zinc - International Business

	Q3			Q2	Nine months period
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Refined Zinc – Skorpion	23	36	(37%)	35	92	109	(16%)
Mined metal content- BMM and Lisheen	62	68	(9%)	71	189	215	(12%)
Total	84	104	(19%)	106	281	324	(13%)
Financials (In Rs. crore, except as stated)
Revenue	764	1,065	(28%)	1,147	2,849	3,201	(11%)
EBITDA	149	439	(66%)	393	841	1,169	(28%)
CoP – ($/MT)	1,257	1,079	17%	1,059	1,169	1,071	9%
Zinc LME Price ($/MT)	1,907	1,947	(2%)	1,859	1,869	1,920	(3%)
Lead LME Price ($/MT)	2,111	2,199	(4%)	2,102	2,088	2,051	2%

Production at Zinc International was 19% lower in Q3 due to an unplanned maintenance shutdown at Skorpion in November and December after a tank failure. The operations are ramping up and we expect a total production of 90 kt in Q4 FY2014.

EBITDA for Q3 was 66% lower due to lower production; as well as lower despatches from Skorpion and BMM, that had an EBITDA impact of approximately Rs. 120 crore. These are expected to be despatched in Q4. COP was higher at $1,257 per tonne as compared with $1,079 per tonne, due to the shutdown.

Results for the Third Quarter Ended 31 December 2013

Oil & Gas Business

Particulars	Q3 FY2014 (Actual)	Q2 FY2014 (Proforma)	Nine months FY2014 (Proforma)	Nine months FY2014 (Actual)*
Production (in boepd, or as stated)
Average Daily Gross Operated Production	2,24,493	2,13,299	2,16,760	2,16,760
Rajasthan	1,86,359	1,75,478	1,78,469	1,78,469
Ravva	27,857	29,151	28,421	28,421
Cambay	10,277	8,671	9,870	9,870
Average Daily Working Interest Production	1,40,830	1,32,862	1,35,271	1,35,271
Rajasthan	1,30,451	1,22,835	1,24,928	1,24,928
Ravva	6,268	6,559	6,395	6,395
Cambay	4,111	3,468	3,948	3,948
Total Oil and Gas (million boe)
Oil & Gas- Gross	20.65	19.62	59.61	28.25
Oil & Gas-Working Interest	12.96	12.22	37.20	17.72
Financials (In Rs. crore, except as stated)
Revenue	5,000	4,650	13,713	6,855
EBITDA	3,555	3,619	10,203	4,966
Average Price Realisation - Oil & Gas ($/boe)	94.9	95.3	94.5	96.7
Brent Price ($/bbl)	109	110	107	110

Note:

*	Sesa Sterlite acquired a 38.7% stake in Cairn India Limited, effective 26th August 2013. This has increased the company’s stake in Cairn India from 20.1% to 58.8%. The total oil and gas production (in million boe) and Financials (in Rs.crore) in the ‘Nine Months FY2014 (Actual)’ are for the period from 26 August 2013. However, the average daily gross operated and working interest production numbers in ‘Nine Months FY2014 (Actual)’are on proforma basis for nine months.

In Q3, average gross operated production and working interest production were 224,493 barrels of oil equivalent per day (boepd) and 140,830 boepd, respectively, 10% higher as compared with last year, driven primarily by the production ramp-up at Rajasthan. In Rajasthan, 42 new wells were brought on line during the quarter and have resulted in production increase of 10% to 186,359 boepd, as compared with last year. Development Area (DA1) produced gross average of 160,975 boepd and DA2 a gross average of 25,384 boepd respectively. The overall facility uptime was at 99%.

Production at Cambay was 51% higher yoy at 10,277 boepd, due to the infill wells campaign that was completed in FY2013. Production at Ravva was marginally lower in Q3 at 27,857 boepd though recovery rates continue to be over 47%.

Revenue for the quarter was Rs.5,000 crore, post profit sharing with the GoI in all the producing blocks and the royalty expense in the Rajasthan block, up 8% QoQ driven by higher volume. EBITDA for the quarter was Rs.3,555 crore, lower than the previous quarter as the contribution from higher revenues was primarily offset by increased exploration costs and one time charge on account of adoption of fair value methodology of stock option valuation.

Results for the Third Quarter Ended 31 December 2013

There have been encouraging results from the exploration programme across the portfolio. Since resumption of exploration in Rajasthan, our drilling program achieved over 50% success rate, opened up 3 new play types and added oil in place resources of 500 - 600 MMbbls. With 4 rigs now dedicated to exploration in Rajasthan and two high impact pact wells being drilled, we are on track to drill out 50% of the gross risked prospective resources in the block by fiscal year end. Aishwarya Barmer Hill was recognized as the 27th Discovery, with successful testing at 450 bopd. The 28th Discovery, the V2Y Channel, opened up multiple pay zones in the low permeability Barmer Hill formation; the zones together have demonstrated a flow of 450 bopd.

At Ravva, we spudded a ‘high value high risk’ deep exploration prospect, drilling for which is likely to be completed in the current quarter and testing would follow thereafter.

The Declaration of Commerciality for the Nagayalanka discovery was submitted during the quarter, and first oil is expected in 2017 at an expected production rate of over 10,000 bopd. In addition, appraisal wells are yielding early indications of potential resource accretion. This is expected to strengthen the Eastern India portfolio.

Acquisition of seismic data is ongoing in other exploration assets, such as South Africa, KG Offshore and Mumbai Offshore blocks.

Results for the Third Quarter Ended 31 December 2013

Iron Ore Business

	Q3			Q2	Nine months period
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
IRON ORE [3] (in million dry metric tonnes, or as stated)
Sales	—	—	—	—	—	3.1	—
Goa	—	—	—	—	—	3.0	—
Karnataka[4]	—	—	—	—	—	0.1	—
Production of Saleable Ore	—	—	—	—	—	3.7	—
Goa	—	—	—	—	—	3.7	—
Karnataka	—	—	—	—	—	0.0	—
Production (‘000 tonnes)
Pig Iron	139	83	67%	129	377	204	85%
Financials (In Rs. crore, except as stated)
Revenue	290	230	26%	459	1,116	2,437	(54%)
EBITDA	(23)	(84)	(73%)	(78)	(148)	558	(127%)

In Karnataka, following clearance from the Supreme Court of India and obtained other statutory clearances, we have resumed mining operations from December 28, 2013 at a provisional capacity of 2.29 mtpa. We are ramping up production to a run-rate of around 0.5 million tonnes per month.

In Goa, sale of the inventory through e-auction is expected to commence shortly. These e-auctions will be conducted post verification of the inventory, and will be monitored by a Committee appointed by the Supreme Court. The Supreme Court has also set up a separate committee to conduct a macro EIA study to arrive at a ceiling of annual excavation of iron ore in the state of Goa. Both these committees are expected to separately submit their reports to the court by February 15, 2014 for the Court’s consideration.

EBITDA in Q3 was Rs. (23) crore as compared to Rs. (84) crore in the corresponding prior quarter, due to higher contribution from the pig iron business.

Results for the Third Quarter Ended 31 December 2013

Copper – India / Australia Business

	Q3			Q2	Nine months period
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Copper - Mined metal content	5	6	(23%)	6	17	19	(13%)
Copper - Cathodes	99	92	7%	82	197	267	(26%)
Tuticorin power sales (million units)	162	7	—	158	457	7	—
Financials (In Rs. crore, except as stated)
Revenue	6,599	5,164	28%	4,812	13,876	15,882	(13%)
EBITDA	392	234	68%	421	820	842	(3%)
Net CoP – cathode (US¢/lb)	9.6	10.8	(12%)	8.6	11.7	7.8	50%
Tc/Rc (US¢/lb)	16.6	12.4	34%	14.7	15.6	12.0	30%
Copper LME Price ($/MT)	7,153	7,909	(10%)	7,073	7,124	7,827	(9%)

In Q3, copper cathode production was 99,000 tonnes, highest ever for a quarter.

Mined metal production at Australia was 5,000 tonnes in Q3, lower due to disruption of operation caused by an accident at the mine. Q4 production will remain affected due to a mud rush incident at one of the stopes.

Net unit cost of conversion at Copper- India was 9.6 US cents/lb compared with 10.8 US cents/lb in the prior period. Cost of production was lower due to improved operational efficiency resulting from higher volumes, lower power cost, partially offset by lower by-product (sulphuric acid) credits.

Tc/Rc in the current quarter further increased to 16.6 US cents/lb, which was 34% higher as compared to the corresponding prior period. Tc/Rc is expected to remain high on the back of rising global mine supply from brownfield and greenfield expansions.

EBITDA in Q3 was 68% higher due to higher Tc/Rc and higher contribution from the 80 MW power plant, partially offset by lower by-product credit.

Results for the Third Quarter Ended 31 December 2013

Aluminium Business

	Q3			Q2	Nine months period
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in’000 tonnes, or as stated)
Alumina – Lanjigarh	181	104	74%	116	297	527	(44%)
Aluminium – Jharsuguda	136	135	1%	137	407	394	3%
Aluminium – BALCO	63	62	1%	63	187	185	1%
Aluminium - Total	199	197	1%	200	595	579	3%

Financials (In Rs. crore, except as stated)
Revenue	2,594	2,445	6%	2,799	7,757	7,291	6%
EBITDA	430	312	38%	469	1,182	952	24%
Alumina CoP – Lanjigarh (Rs./MT)	352	406	(13%)	329	355	353	—
Alumina CoP – Lanjigarh ($/MT)	21,800	23,200	(6%)	20,500	21,300	19,200	11%
Aluminium CoP -(Rs./MT)	1,01,100	1,04,600	(3%)	1,02,900	1,00,800	1,03,200	(2%)
Aluminium CoP -($/MT)	1,629	1,931	(16%)	1,651	1,678	1,893	(11%)
Aluminium CoP - Jharsuguda (Rs/MT)	98,700	1,04,400	(5%)	99,700	97,400	1,03,200	(6%)
Aluminium CoP - Jharsuguda ($/MT)	1,591	1,928	(17%)	1,602	1,621	1,892	(14%)
Aluminum CoP - BALCO (Rs/MT)	1,06,200	1,05,000	1%	1,09,800	1,08,000	1,03,300	5%
Aluminium CoP - BALCO ($/MT)	1,709	1,939	(12%)	1,755	1,798	1,893	(5%)
Aluminum LME Price ($/MT)	1,769	1,997	(11%)	1,781	1,794	1,964	(9%)

The Lanjigarh alumina refinery recommenced operations in July and has ramped up well, producing 181,000 tonnes in Q3. It had a capacity utilization of 72% in Q3 as compared with 46% in Q2 and is expected to further increase in the current quarter. Alumina produced from our refinery has been able to meet 43% of our total alumina requirement, as compared with 17% during Q2.

Jharsuguda-I and Korba-II smelters continued to operate above their rated capacities with a consistent cost performance.

Aluminium COP at Jharsuguda and the Balco smelter was Rs. 98,700/tonne (US$1591/tonne) and 1,06,200/tonne (US$1709/tonne), respectively. COP at Jharsuguda was lower mainly due to improved efficiencies and reduced power cost, on account of better quality of coal and lower e-auction coal. BALCO COP increased due to higher coal cost on account of coal tapering, partially offset by operational efficiencies in the plant.

EBITDA in Q3 was up 38% as compared with the corresponding period mainly on account of lower COP and Rupee depreciation, partially offset by lower LME price.

We expect to tap first metal at the 325 ktpa BALCO-III Aluminium in H1 FY2015. We expect to synchronize the first unit of the BALCO 1,200 MW power plant in Q1 after obtaining all regulatory approvals, which are progressing well. We continue to evaluate the potential start-up date of the first of four lines of the 1.25 mtpa Jharsuguda smelter.

Results for the Third Quarter Ended 31 December 2013

Power Business

	Q3			Q2	Nine months period
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Production (in million units)
Total Power Sales	2,196	2,128	3%	1,910	7,282	7,491	(3%)
2400 MW Jharsuguda power plant[1]	1,827	1,578	16%	1,494	5,924	5,457	9%
270 MW BALCO power plant	75	275	(73%)	44	306	959	(68%)
274 MW HZL Wind power plants	59	62	(5%)	151	372	432	(14%)
100MW MALCO power plant	236	212	11%	221	681	643	6%

Financials (in Rs. crore except as stated)
Revenue	775	646	20%	793	2,841	2,652	7%
EBITDA	247	198	25%	286	975	892	9%
Average Cost of Generation(Rs./unit)	2.27	2.46	(7%)	2.35	2.29	2.32	(1%)
Average Realization (Rs./unit)	3.39	3.56	(5%)	3.77	3.60	3.60	—
Jharsuguda Cost of Generation (Rs./unit)	2.09	2.22	(6%)	2.32	2.20	2.23	(1%)
Jharsuguda Average Realization (Rs./unit)	3.07	3.20	(4%)	3.47	3.34	3.39	(1%)

1.	Includes production under trial run of Nil units in Q3 FY2014 vs. 456 million units in Q3 FY2013 and Nil units in 9M FY2014 vs. 795 million units in 9M FY2013.

Power sales were higher at 2,196 million units in Q3, up 3% over the previous year, primarily due to higher power sales from the Jharsuguda 2,400MW power plant which had a PLF of 38%. PLFs at Jharsuguda and BALCO 270 MW remained low largely due to a combination of weak demand and evacuation constraints.

Average power realization in Q3 was at Rs. 3.39 per unit against Rs. 3.56 per unit in the corresponding prior quarter. The power generation cost at Jharsuguda during the quarter was lower at Rs. 2.09 per unit as compared with Rs. 2.22 per unit in the corresponding prior quarter. The marginal decline in realization during the quarter has been compensated by marginal decline in our COP on account of improvement in the quality of coal and lower auxiliary consumption.

EBITDA improved by 25% in Q3 primarily due to higher power sales from the 2,400MW Jharsuguda power plant as compared to a year ago.

The boiler light up of the first 660 MW unit of the 1,980 MW Talwandi Sabo was achieved in Q3 and is expected to be synchronized in the next few months.

Results for the Third Quarter Ended 31 December 2013

Cash and Debt

Amount in Rs. Crore	30 September 2013			31 December 2013
Company	Debt	Cash & LI	Net Debt	Debt	Cash & LI	NetDebt
Sesa Sterlite Standalone	41,450	3,687	37,763	40,960	3,667	37,293
Zinc India	—	22,772	(22,772)	—	22,834	(22,834)
Zinc International	—	1,180	(1,180)	—	1,137	(1,137)
Cairn India	—	20,196	(20,196)	566	22,108	(21,542)
BALCO	5,019	86	4,933	5,014	44	4,970
Talwandi Sabo	4,536	13	4,523	4,996	26	4,970
Cairn acquisition SPV ¹	31,977	95	31,882	31,529	105	31,424
Others ²	1,081	111	970	953	135	818
Sesa Sterlite Consolidated	84,063	48,140	35,923	84,018	50,056	33,962

1.	As on 31 December 2013, debt at Cairn acquisition SPV comprises Rs.7,428 crore of bank debt and Rs.24,101 crore of inter-company debt from Vedanta Resources Plc. There was an accrued interest payable of Rs. 2,400 crore on the inter-company debt.
2.	Others includes CMT, VGCB, Fujairah Gold, and Sesa Sterlite investment companies.

Debt Maturity Profile (Rs. crore) ¹	Q4 FY14	FY15	FY16	FY17	FY18	FY19 & Later	Total
Sesa Sterlite Standalone	395	6,185	2,325	2,303	4,047	10,226	25,481
Sesa Sterlite Subsidiaries	358	3,838	2,419	2,820	2,270	3,769	15,474
Total	753	10,023	4,744	5,123	6,317	13,995	40,955

1.	Maturity profile excludes working capital facilities of Rs.18,962 crore and inter-company debt from Vedanta Resources Plc of Rs.24,101 crore at Cairn acquisition SPV.

Gross debt at Sesa Sterlite was Rs.84,018 crore as at 31 December 2013 at similar level as on 30 September 2013.

This comprises long term loans of Rs.65,056 crore and short term working capital loans of Rs.18,962 crore. Out of total loan of Rs.84,018 crore, Rs.40,960 crore loan is in Sesa Sterlite standalone and balance Rs.43058 crore in the other subsidiaries. The loan in INR currency is Rs.27,868 crore and balance Rs.56,150 crore is in US dollar. On a consolidated basis the debt equity ratio is healthy at 0.8.

The company has consolidated cash, cash equivalents and liquid investments of Rs.50,056 crore, out of which Rs.31,143 crore was invested in debt mutual funds, Rs.5,423 crore in bonds, and Rs.13,490 crore in bank deposits. Therefore, the net debt of the company was at Rs.33,962 crore. The company continues to follow a conservative investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks.

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

Results for the Third Quarter Ended 31 December 2013

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sesasterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resource companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources Plc, a London listed company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Registered Address: Sesa Sterlite Limited, Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa - India - 403 001

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.